Exhibit 12

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,

	2002	2001	2000	1999	1998

	(in millions)
Earnings
Income before income taxes	$1,969.7	$1,495.9	$2,503.6	$1,374.7	$1,918.5
Less equity in net income/
(loss) of affiliated companies	13.0	4.9	(22.0)	(24.9)	2.3
Fixed charges	6,905.0	8,893.7	8,920.7	7,206.7	6,935.9

Earnings before fixed charges	$8,861.7	$10,384.7	$11,446.3	$8,606.3	$7,852.1

Fixed charges
Interest expense	$6,867.3	$8,856.7	$8,890.4	$7,182.0	$6,910.4
Rents	37.7	37.0	30.3	24.7	25.5

Total fixed charges	$6,905.0	$8,893.7	$8,920.7	$7,206.7	$6,935.9

Ratio of earnings to fixed charges	1.28	1.17	1.28	1.19	1.13

12-1